FORM 51-101F1
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
ZODIAC EXPLORATION INC.

("Zodiac" or the "Company")

Zodiac did not retain an independent evaluator or auditor to perform a reserves evaluation for the year ending September 30, 2013 as it had no reserves as of September 30, 2013. Although Zodiac had no reserves as of September 30, 2013, Zodiac is engaged in the business of "oil and gas activities" (as such term is defined in the COGE Handbook) and pursuant to Section 1.3 of National Instrument Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), Zodiac is required to prepare disclosure in accordance with Form 51-101F1 of NI 51-101.

PART 1 DATE OF STATEMENT

The date of this statement is January 28, 2014. The effective date of the information provided in this statement is September 30, 2013. The date of preparation of the information provided herein is January 28, 2014.

All monetary amounts set out herein are in Canadian dollars, unless otherwise stated.

PART 2 DISCLOSURE OF RESERVES DATA

As at September 30, 2013, the Company had no reserves.

PART 3 PRICING ASSUMPTIONS

Not applicable.

PART 4 RECONCILIATION OF CHANGES IN RESERVES

Not applicable.

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Not applicable.

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.1 Oil and gas properties and wells

Properties

California, USA

As of September 30, 2013, the Company controlled approximately 104,000 gross acres (72,000 net acres) over various properties across Kings County, California, USA. Zodiac is targeting multiple formations including: Whepley/Allison, Vaqueros, Kreyenhagen, Monterey and Moreno formations. These formations are geologically stacked but are not all present or prospective on all acreage.

In October 2012, Zodiac entered into a definitive farmout agreement with Aera whereby Aera acquired the right to earn up to a 50% interest in the approximately 19,600 net acres of Zodiac lands located in Kings County, California. Aera have drilled one well (spud February 14, 2013) and the Company is awaiting Aera's evaluation of the well data. See "General Development of the Business – September 30, 2012 to Present – Farmout with Aera Energy LLC" in the Company's annual information form (the "AIF") dated November 27, 2012 in respect of the year ending September 30, 2012 filed on SEDAR at www.sedar.com.

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Nova Scotia, Canada

As of September 30, 2013, the Company has earned an approximate 13% interest or approximately 69,000 net acres in the Windsor Basin onshore Nova Scotia. The primary focus is the gas shales of the Horton Group although additional play types, both conventional and unconventional, are expected to be identified as exploration occurs. The Nova Scotia property is currently being reclaimed and no further activity is planned. Zodiac’s share of such reclamation costs are estimated to be less than $200,000.

Wells

The following table sets forth the number and status of wells in which Zodiac had a working interest as at September 30, 2013.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing (1)		Producing		Non-Producing (1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
California, USA	-	-	2.0	1.5	-	-	-	-
Nova Scotia, Canada	-	-	-	-	-	-	5.0	1.0
Total	-	-	2.0	1.5	-	-	5.0	1.0

Notes:

(1)	All of Zodiac's wells are located onshore in California and Nova Scotia. No reserves have been attributed to any of the wells and none of the wells are currently capable of production.

Item 6.2 Properties with no attributed reserves

The following table summarizes the gross and net acres of the unproved properties, effective September 30, 2013, in which Zodiac had a working interest and also the number of net acres for which Zodiac's rights to explore, develop or explore will, absent further action, expire within one year.

	Gross Acres	Net Acres	Net Acres Expiring Within One Year
California, USA	104,000	72,000	7,543
Nova Scotia, Canada	512,000	69,000	0
Total	632,500	141,000	7,543

Note:

(1)	Zodiac expects that rights to explore, develop and/or exploit 6,350 gross (3,462 net) acres of its undeveloped land holdings will expire by September 30, 2014 although Zodiac plans to renew leases, drill or submit applications to continue selected portions of the above acreage. These acres do not include acreage which may be lost if Zodiac does not complete its earn-in provisions as noted in the following paragraph.
(2)	Certain portions of Zodiac’s acreage are subject to earn-in provisions. In the prospect designated the Hawk Prospect Zodiac was required to complete its earning requirements affecting (Gross acres 7,000, Net acres 3,900), by spudding a well by May 31, 2013. The Company deemed the acreage non-prospective and non-core and relinquished the acreage back to the lessor. In January 2011 Zodiac acquired acreage in the Panther prospect with earning requirements affecting (Gross acres 21,500, Net acres 16,000), which required the Company to drill one well by January 1, 2013 to earn approximately half the subject acreage and an additional well by January 1, 2014 to earn the remaining half of the acreage. Zodiac elected not to drill its first earning well on the Panther prospect and relinquished approximately 8,000 net acres back to the lessor. Instead of drilling the second well, Zodiac entered into a verbal agreement with the counterparty regarding the remainder of the lands comprising the Panther prospect which provides for: (i) the pooling of such lands on a 65 % counterparty / 35% Zodiac basis; and (ii) the dispensing with any further drilling obligations of Zodiac on the Panther prospect lands. Other than as already disclosed, there are no other material work commitments associated with Zodiac’s properties.

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Item 6.2.1 Significant factors or uncertainties relevant to properties with no attributed reserves

The development of properties with no attributed reserves can be affected by a number of factors including, but not limited to, project economics, forecasted price assumptions, cost estimates and access to infrastructure. These and other factors could lead to the delay or the acceleration of projects related to these properties.

Item 6.3 Forward Contracts

The Company had no forward sales contracts in place at September 30, 2013.

Item 6.4 Additional information concerning abandonment and reclamation costs

Zodiac uses its internal historical costs to estimate its abandonment costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. As at September 30, 2013, Zodiac had 2.0 net wells for which it expects to eventually incur abandonment and reclamation costs.

The following table sets forth Zodiac's estimated abandonment and reclamation costs as of September 30, 2013:

	Abandonment and Reclamation Costs ($000’s)

Year	Abandonment and Reclamation Costs (Undiscounted)	Abandonment and Reclamation costs (Discounted at 8%)
2014	221	151
2015	-	-
2016	-	-
2017	-	-
2018	-	-
Thereafter	400	97
Total	621	248

Note:

(1)	The abandonment liability set out above is associated with the estimated liability to abandon and reclaim the wells drilled by Zodiac's partner in Nova Scotia, the associated disposal ponds and the wells drilled in California by Zodiac.

Zodiac expects to pay $221,000 in the next three financial years in respect of its abandonment and reclamation costs.

Item 6.5 Tax horizon

The Company does not anticipate having taxes payable for the year ending September 30, 2014. The Company's projects are in the preproduction stage of development and capitalized costs to date will be available for deduction for income tax purposes. The Company does not expect to be taxable in the foreseeable future.

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Item 6.6 Costs incurred

The following table summarizes capital expenditures related to the Company's oil and gas activities for the year ended September 30, 2013 (000’s):

Unproven properties

Property acquisition costs:	$2,409
Exploration Costs:	$32
Development Costs:	$46
Total:	$2,487

Item 6.7 Exploration and development activities

The following table sets forth the gross and net exploratory and development wells in which Zodiac participated in the year ending September 30, 2013:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Natural Gas	-	-	-	-
Oil	1	0.5	-	-
Service	-	-	-	-
Stratigraphic Test	-	-	-	-
Dry	-	-	-	-
Total	1	0.5	-	-

See the footnotes to the table under "Other Oil and Gas Information – Oil and Gas Properties and Wells - Wells" herein and "Description of the Business and Operations – Exploration and Development Strategy" in the AIF for a description of Zodiac's current and likely exploration and development activities.

Item 6.8 Production estimates

Not applicable.

Item 6.9 Production history

The Company had no production during the financial year ended September 30, 2013, other than incidental production generated pursuant to drilling and testing activities.